(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance, financial condition and cash flows of Alderon Iron Ore Corp. for the nine-month period ended September 30, 2013. In this MD&A, “Alderon”, the “Company”, “we”, “us” or “our” mean Alderon Iron Ore Corp. and its subsidiaries. This MD&A should be read in conjunction with the Company’s annual consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and is intended to supplement and complement the unaudited condensed interim consolidated financial statements and notes thereto as of September 30, 2013 and for the three-month and nine-month periods ended September 30, 2013 and 2012 (collectively, the “Financial Statements”). This MD&A is prepared as of November 7, 2013.

All amounts in this MD&A are presented in Canadian dollars, except for share and option data and where otherwise indicated.

Responsibility of financial reports

Management is responsible for the preparation and integrity of financial reports, as well as for the maintenance of appropriate information systems, procedures and internal controls and for ensuring that information used internally or disclosed externally, including our Financial Statements and MD&A, is complete and reliable. The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. Our Board of Director’s Audit Committee meets with management quarterly to review the consolidated financial statements and the MD&A and to discuss other financial, operating and internal control matters.

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Except as otherwise indicated, Mr. Brian Penney, P.Eng., the Chief Operating Officer of Alderon and a Qualified Person, as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A.

Forward-looking information

This MD&A contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this MD&A includes, but is not limited to, statements with respect to: (i) the estimation of mineral reserves and inferred, indicated and measured mineral resources; (ii) permitting time lines; (iii) the sufficiency of working capital; (iv) requirements for additional capital; (v) development, construction and production timelines; (vi) the completion and timing of the environmental assessment process; (vii) the negotiation and conclusion of infrastructure contracts; (viii) the use of financing proceeds; (ix) the results of our Feasibility Study (as defined below), including statements about future production, future operating and capital costs, the projected internal rate of return (“IRR”), net present value (“NPV”), payback period, construction timelines and production timelines for the Kami Property (as defined below); (x) forecasts for future expenditures; and (xi) the anticipated amount, timing and successful completion of the Senior Debt Facility (as defined below) and other financing.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined below) in the short-and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, these assumptions may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property (as defined below), risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property (as defined below) may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this MD&A.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information, and readers should also carefully consider the matters discussed under the heading, "Risk Factors", in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012.

Note to investors in the United States regarding resource estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States (“US”) securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under US standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by US standards in documents filed with the SEC. US investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by US companies subject to the reporting and disclosure requirements of the SEC.

Description of business and overview

Alderon is a development-stage company conducting iron ore evaluation activities related entirely to its Canadian properties located in western Labrador in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

The Company’s common shares are listed on both the Toronto Stock Exchange, under the symbol “ADV”, and on the NYSE MKT, under the symbol “AXX”.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

The Kami Project

Alderon is focused on developing its core asset, the Kami Property, which is located next to the mining towns of Wabush and Labrador City in western Labrador, Canada. The Kami Property is surrounded by four producing mines and is within close proximity to a common carrier railway that is connected to deep sea ports with year-round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and to become a producer of low-cost iron concentrate by taking advantage of the Kami Property’s strategic location and of the readily available regional infrastructure.

The following represents a brief summary of key activities, milestones and deliverables associated with the ongoing advancement of the Kami Project during the nine-month period ended September 30, 2013. Information related to prior periods is included where contextualization for 2013 activities is deemed appropriate. In addition to the technical, geological and exploration-specific activities carried out on the Kami Property, the following summary presents information related to environmental, aboriginal, government and community-related efforts, as well as a brief discussion of infrastructure-related matters and initiatives.

Much of the information presented below is derived from the Company’s Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012 and filed on January 16, 2013, on SEDAR (accessible at www.sedar.com). Additional and more detailed information can be found in the Feasibility Study, as well as in the Company’s AIF for the year ended December 31, 2012.

Exploration initiatives

Alderon’s exploration activities from fiscal 2010 to fiscal 2012 were focused on the Rose Lake and Mills Lake areas. The principal basin, named the Wabush Basin, contains the majority of the known iron oxide deposits on the Kami Property. Its trend continues north, northeast from the Rose Lake area, nine kilometers to the nearby Wabush Mine and beyond the town of Wabush. The second basin, called the Mills Lake Basin, lies south of the Elfie Lake Thrust Fault and extends southward, parallel with the west shore of Mills Lake.

During 2011, Alderon completed mineral resource estimates on the Rose North, Rose Central and Mills Lake deposits of the Kami Property, and in September 2011, Alderon announced the results of a Preliminary Economic Assessment on the Rose Central deposit of the Kami Property.

During 2012, the Company continued exploration activities on the Kami Property, with such activities most notably centering on the completion of Alderon’s drilling campaigns. Alderon’s 2011-2012 exploration program started in June 2011 and continued to April 30, 2012 with a break for freeze-up. Drilling comprised infill holes on both the Rose Lake and Mills Lake areas, plus geotechnical drillholes and holes for collection of sample for metallurgical testwork. Geological reconnaissance mapping was done in several areas south and east of the Rose Deposit (as defined below), principally for condemnation study around the areas proposed for the mine site civil works.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Alderon’s 2012 winter drilling program was a four-month program, which commenced on January 10, 2012 and concluded on April 30, 2012, and focused predominantly on Rose North deposit, with a total of 32 holes, totaling 12,300 metres. As with the earlier drill program, this program concentrated on infill drilling with the goal of upgrading the mineral resource into the Measured and Indicated categories in preparation for completion of the Feasibility Study, the results of which are discussed below. The Rose Central and Rose North deposits are collectively referred to as the “Rose Deposit”.

Through September 30, 2013, the Company has spent a cumulative total of approximately $65.9 million on exploration and evaluation expenditures, and $31.6 million in development costs related to the Kami Project. These expenditures have been incurred since January 1, 2010.

Feasibility study initiatives

On January 9, 2013, Alderon announced that it had received the results of the Feasibility Study on the Rose Deposit. The Feasibility Study was completed by BBA Inc. (“BBA”), located in Montreal, Quebec, Stantec Consulting Ltd. (“Stantec”), located in St. John’s, Newfoundland & Labrador, and Watts, Griffis and McOuat Limited (“WGM”), located in Toronto, Ontario. The Feasibility Study was based on a subset of the total resource and utilized the measured and indicated resources in the Rose Deposit only. The highlights of the Feasibility Study are presented below (dollar amounts are USD and are presented on a pre-tax basis, except where otherwise indicated):

NPV at 8% discount rate	$3,244 million
IRR	29.3%
Total estimated capital cost (excluding sustaining capital and closure costs)	$1,273 million
Average estimated operating costs (loaded in ship Port of Sept-Îles) per tonne	$42.17
Free on board (“FOB”) concentrate sales price forecast- based on long-term Cost and Freight (“CFR”) benchmark prices of $115/t (from Year 1-5) and $110/t (from Year 6 onward) @ 62% iron adjusted for Kami Iron (“Fe”) grade and Hebei (defined below) agreement terms
     Year 1-5 (2016-2020)
     Year 6 onward
$107 $102
Estimated mine life (the number of years that the Company is planning to mine and treat ore)	30 years
Final product grade (% iron content)	65.2%
Measured and Indicated Resource of the Rose Deposit (in tonnes)	1,093.2 million
Proven and Probable Reserves of the Rose Deposit (in tonnes)	668.5 million
Annual production (average life of mine, post ramp-up year) (in tonnes)	8.0 million
Projected plant start-up and commissioning	Q4, 2015
Projected commencement of revenue generation	Q1, 2016
Projected years to payback, at 8% discount rate	3.8

The level of accuracy of the Feasibility Study is considered to be +/-15% and a foreign exchange rate of US$1.00=$1.00 was used.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

The mineral resource estimate for the Kami Property is set out below. WGM was retained to audit an in-house estimate completed by Alderon. Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo., with independent firm, WGM, are Qualified Persons as defined by NI 43-101 and were responsible for reviewing and approving this mineral resource estimate. They have verified, reviewed and approved the technical data contained in the underlying sampling, analytical and test data. The mineral resource estimate has been prepared using a 15% Total Fe cut-off grade, and is inclusive of mineral reserves.

Zone	Category	Tonnes (millions)	Total Iron Content (TFe)%	Magnetite Iron (MagFe)%	Hematite Iron (hmFe)%
Rose Central	Measured	249.9	29.4	17.6	8.1
	Indicated	294.5	28.5	17.7	5.9
	Total	544.4	28.9	17.7	6.9

	Inferred	160.7	28.9	16.9	7.1

Rose North	Measured	236.3	30.3	13.0	14.7
	Indicated	312.5	30.5	11.8	17.1
	Total	548.8	30.4	12.3	16.1

	Inferred	287.1	29.8	12.5	15.5

Mills Lake	Measured	50.7	30.5	21.5	7.0
	Indicated	130.6	29.5	20.9	3.9
	Total	181.3	29.8	21.1	4.8

	Inferred	74.8	29.3	20.3	2.7

The mining engineering work performed for the Feasibility Study was based on the 3-D block model provided by Alderon and audited by WGM. Pit optimizations were performed on Measured and Indicated resources, and the pit shell having the optimal discounted NPV and strip ratio at a cut-off grade of 15% Total Fe was selected for the mineral reserve estimate. The final mineral reserve was estimated after applying engineering and operational design parameters. BBA is of the opinion that the mineral reserve estimate derived in the Feasibility Study reasonably quantifies the economical ore mineralization of the Rose Deposit. The mineral reserves presented in the table below are included in the mineral resource estimate set out above.

Category	Mt	TFe%	Weight recovery (“WREC”)%	MagFe%	Magnetite%
Proven	431.7	29.7	35.5	15.5	21.4
Probable	236.8	29.2	34.1	14.9	20.5
Total	668.5	29.5	35.0	15.3	21.1

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

The Kami Project, as stated in the Feasibility Study, includes the following components:

•	The Rose Deposit and waste rock disposal areas.
•	Processing infrastructure, including a crushing and grinding circuit, spiral plant, magnetite plant and fine tailings thickener.
•	Tailings management facility.
•
Ancillary infrastructure to support the mine and process plant (gate and guardhouse, reclaim water pumphouse, truck wash bay and repair shop, electrical substation, administration/office buildings, maintenance offices, warehouse area and employee facilities, conveyors, loadout silo, stockpiles, sewage and effluent water treatment systems, mobile equipment and transmission lines).

•	Services for a temporary construction camp located off-site and operated by a third party.
•
The rail infrastructure, including the rail line connecting to Quebec North Shore & Labrador (“QNS&L”) railway, the rail loop and the service tracks consist of a total of 25 km of new track passing to the south and east of the Town of Wabush.

•	Power provided by Nalcor Energy (“Nalcor”) directly to the Kami site main substation by means of a 315 kV transmission line.

Facilities at the Port of Sept-Îles will include:

•	A rail transportation component consisting of a Sept-Îles Junction interchange, railway line and staging tracks.
•	A car dumper.
•	A stacker/reclaimer system.
•	A concentrate storage area with a capacity of 550,000 tonnes.
•	A conveyor system feeding the future common deep water shiploading facility, capable of loading high capacity vessels destined for Asia, operated by the Sept-Îles Port Authority (the “Port”).

The proposed project will produce 8.0 million tonnes of iron ore concentrate per year and will ship concentrate to market via the Port of Sept-Îles facilities at Pointe Noire, Quebec. Ore processing will take place at the Kami Property and will involve the following steps:

•	Ore will be mined from the open pit mine using conventional drill and blast and loading techniques and transported via haul trucks.
•	Ore will be hauled to the primary crusher in proximity of the pit and the crushed ore will be delivered to the stockpile and to the process plant via conveyor.
•	The process plant will include grinding, screening, and gravity and magnetic concentration.
•	Tailings (process waste) will be pumped to the tailings impoundment area south of the process plant.
•	Iron ore concentrate will be loaded onto gondola rail cars for transportation to the Port of Sept-Îles where it will be stockpiled and in turn transferred to ships for delivery to market.

Mr. Angelo Grandillo, P.Eng, of BBA, a Qualified Person as defined by NI 43-101 has reviewed and approved the technical information contained in this section, with the exception of the mineral resource estimate which was reviewed and approved by WGM as noted above. Mr. Grandillo has verified all the data underlying the technical information disclosed in this section.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

On August 22, 2012, Alderon entered into an Interim Engineering and Planning (“EPCM”) Services Agreement (the “Interim EPCM Agreement”), as amended on November 23, 2012 and March 25, 2013, with WorleyParsons Canada Services Ltd. (“WorleyParsons”). Under the Interim EPCM Agreement, WorleyParsons performed engineering and planning services for the Kami Project during the negotiation of a formal, comprehensive EPCM agreement between Alderon and WorleyParsons. A formal, comprehensive EPCM agreement was executed between Alderon, through The Kami Mine Limited Partnership (“The Kami LP”), and WorleyParsons, effective April 30, 2013. This EPCM agreement supersedes and incorporates the services performed pursuant to the Interim EPCM Agreement.

Environmental, aboriginal, government and community initiatives

Environment

The Kami Project is subject to environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act (the “Acts”). A schedule for the environmental assessment of the Kami Project has been developed and put in place, while environmental studies have been conducted and reports have been or are being prepared. Permitting requirements are also well defined and have been considered in the overall Kami Project plan. An Environmental Impact Statement (“EIS”) is required pursuant to the Acts and is a key step in the overall environmental and permitting process.

The Company continued the federal and provincial environmental assessment processes for the Kami Project. On October 14, 2011, Alderon submitted the required documentation (the “Registration Documents”) to the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, the Government of Newfoundland and Labrador, and each of these agencies confirmed acceptance of the filing of the Registration Documents. A Project Notification also was provided to the Quebec provincial Ministère du Développement Durable, de l’Environnement de la Faune et des Parcs (“MDDEFP”). Subsequently, a determination was received from the MDDEFP that no environmental assessment of the Kami Project would be required under Quebec legislation.

The submission of the Registration Documents and the acceptance thereof by both levels of governments marked the initiation of the environmental assessment process, which is required prior to commencing construction of the Kami Project and is a significant milestone in the project schedule. The Registration Documents are available for viewing on the Government of Newfoundland and Labrador Department of Environment and Conservation (“NLDOEC”) and the Canadian Environmental Assessment Agency (“CEAA”) websites.

In response to Alderon’s submission of the project Registration Documents, on June 26, 2012, the Government of Canada and the Provincial Government of Newfoundland and Labrador issued final EIS Guidelines (the “Guidelines”). The Guidelines provide specific direction on focus and level of assessment required to advance the Kami Project through the environmental assessment process.

On September 25, 2012, the Company submitted its EIS for the Kami Project to the federal and provincial governments. The EIS document consists of more than 5,000 pages of technical analysis and provides a full and thorough assessment of the predicted project effects on the biophysical and human environments.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

On October 1, 2012, the federal and provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public reviewed the information contained in the EIS, and provided comments back to the government. In December 2012, the federal and provincial governments provided Alderon with a series of additional information requests (“IR”) resulting from the EIS review process. As part of this process, Alderon received 419 IRs from regulatory agencies, 62 IRs from aboriginal groups and 14 submissions from the public. On February 14, 2013, Alderon submitted an amendment to the EIS, which included its official response to the IRs to the federal and provincial governments.

The federal and provincial governments posted the amendment to the EIS for a public review period. Governments, stakeholders, aboriginal groups and the general public have reviewed the information contained in the amendment to the EIS and provided relevant comments back to the government. Alderon has provided responses to the comments received during the second public review of the EIS and has now moved to the final stages of the Environmental Assessment Process. On September 30, 2013, the Provincial Government announced that the EIS and amendments comply with the legislation and the EIS Guidelines and that no further work under the provincial environmental assessment process was required. Subsequently, a recommendation on the undertaking will be made by the NLDOEC Minister to the Lieutenant-Governor-in-Council for consideration.

At the Federal level, CEAA prepared its Comprehensive Study Report (“CSR”) which presents CEAA’s analysis of the Project to determine whether the Project is likely to cause significant adverse environmental effects. The CSR report was submitted for a thirty-day public review period on October 28, 2013. The Federal Minister of the Environment will consider this report and comments received from the public and aboriginal groups before announcing the environmental assessment decision statement. Once the thirty-day public review period has ended, the Federal Minister of the Environment has up to twelve weeks to announce the environmental assessment decision.

Aboriginal groups

Alderon continues to actively engage with aboriginal groups as part of its initiatives to identify, understand and address any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes, as well as to ensure an efficient and timely completion of the environmental assessment process.

There are no treaties or settled land claims which overlap the project area. However, the Kami Property is located in an area which five aboriginal groups assert as their traditional territory: Innu Nation, NunatuKavut Community Council (the “NCC”), the Naskapi Nation of Kawawachikamach, the Innu of Matimekush-Lac John and the Innu of Uashat mak Mani-Utenam. While there are no aboriginal communities in proximity to the Kami Property, over 100 members of NunatuKavut Community Council reside in Labrador City and Wabush.

The Pointe-Noire Terminal, defined and discussed below, is located within the asserted traditional territory of two aboriginal groups: the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Alderon is committed to the development of collaborative relationships based on mutual trust and respect with aboriginal groups whose asserted rights or interests or traditional territory may be potentially affected by the Kami Project. Consistent with that commitment, Alderon's engagement efforts with each of the five aboriginal groups commenced prior to project registration and have been ongoing since that time. These efforts include the regular and timely provision of project-related information, meetings with leadership and community residents to discuss issues and concerns and offers to fund land and resource use studies and other initiatives designed to identify and mitigate or avoid any adverse effects of the Kami Project upon asserted aboriginal rights and interests. In order to enhance the positive effects of the Kami Project, Alderon has extended offers to various aboriginal groups to enter into formal arrangements which are intended to create opportunities for participation in employment, business, training and environmental monitoring and follow-up. Alderon will continue to engage with each aboriginal group throughout the life of the Kami Project.

On June 24, 2013, the Company concluded a Community Participation Agreement (the “CPA”) with the NCC with respect to the development of the Kami Project. The CPA sets out the basic positions of each of the Company and the NCC and addresses such matters as environmental permitting, training and employment, business opportunities and community initiatives. Alderon will provide the NCC with capacity funding for the review of permits, participation in any follow-up or monitoring programs, and training initiatives. In return, the NCC will support the Kami Project and not take any action which would delay or interfere with the Kami Project.

Alderon continues to actively engage all stakeholders, regulatory agencies and aboriginal groups to ensure an efficient and timely completion of the environmental assessment process.

Community relations

Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Kami Project in order to build and maintain positive, long-term and mutually beneficial relationships. During the nine-month period ended September 30, 2013, Alderon has continued to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Kami Project and are afforded an opportunity to express any concerns.

In addition, on March 26, 2013, the Company announced that it had signed a memorandum of understanding (“MOU”) with each of the towns of Labrador City and Wabush. In the MOUs, Alderon and both towns agree to formalize their working relationship and to facilitate community consultation and input.

Infrastructure

Port infrastructure

As noted above, the Kami Property is in close proximity to a transportation network that will enable the Company to access a deep sea port, from which Alderon will dispatch iron ore concentrate to international customers. As part of the construction to support the Kami Project, Alderon will build a facility in Pointe-Noire, Quebec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading (the “Pointe-Noire Terminal”).

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

On July 13, 2012, the Company entered into an agreement with the Port to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”). Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8.0 million tonnes of iron ore that Alderon can ship through the Port.

Per the Port Agreement, the total initial commitment by the Company is $20.5 million (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second was paid on June 28, 2013. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is 20 years from the date of the agreement, with the option to renew for further five year terms, up to a maximum of four renewals.

Rail infrastructure

The Kami Project is in close proximity to an established rail network that currently services other operating mining operations in the region.

In April 2012, Alderon initiated preliminary tariff negotiations with QNS&L and Chemin de Fer Arnaud (“CFA”). Alderon’s base case for the Feasibility Study is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. In July 2013, the Company re-established discussions with QNS&L and CFA in order to negotiate rail transportation tariffs, which are on-going. No agreement has been concluded to date.

In August 2012, the Company committed to work with Canadian National Railway Company (“CN”) on a feasibility study (the “Rail Feasibility Study”) for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Quebec. This proposed multi-user rail line was expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility linking the railway and the shiploading operations with the Port of Sept-Îles. In connection with this agreement, in September 2012, Alderon contributed $1.5 million towards the completion of the Rail Feasibility Study and to secure capacity on the new rail line.

On February 18, 2013, the Company was advised that CN was terminating the Rail Feasibility Study. On March 4, 2013, the Company was refunded the $1.5 million Rail Feasibility Study contribution.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Power supply

Although low cost power from a major hydroelectric facility at Churchill Falls to the east of the Kami Property is currently transmitted into the region for the existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is constrained by transmission infrastructure. Alderon has made the required requests to Nalcor for the supply of power for the project, and Nalcor has already initiated the process by undertaking the required studies.

Nalcor has established a formal process in advance of Nalcor’s or Newfoundland and Labrador Hydro’s being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I, II and III of the process. Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project was completed in September 2013, and the cost of $3.8 million was funded completely by Alderon.

Alderon presented Nalcor with its anticipated annual requirements of between 60 megawatts (“MW”) and 70MW of power for its operations, assuming that the Kami Project reaches commercial production. Nalcor has confirmed that it will supply power to Alderon’s Kami Project, subject to certain conditions, which include the completion of necessary engineering and design work for power infrastructure, the conclusion of a comprehensive power purchase agreement (“PPA”) and the receipt of any required environmental or other regulatory approvals for power infrastructure.

Commercial discussions commenced during Stage III of the process, and a formal PPA is currently being negotiated between Alderon and Nalcor, subject to environmental and regulatory approvals. The commercial terms and rates for power, transmission and other infrastructure costs will be governed by a Labrador Industrial Rates Policy Framework.

Site Infrastructure and Equipment

On August 15, 2013, Alderon announced that it has placed orders for the autogenous (“AG”) and ball mills for the Kami Project. The AG mill and ball mill are the key processing equipment in the proposed concentrator as described in the Feasibility Study. Specifically, an order has been placed with Metso Minerals Canada for the supply of AG milling and ball milling systems, which are due for delivery in Q4 2014, in line with the overall project construction and commissioning schedule. The AG mill, which is 36 ft. in diameter and 23 ft. long, the largest diameter commonly used in pinion driven systems, has a 15 megawatt (MW) power rating. The ball mill is 22 ft. in diameter and 41 ft. long having a 10 MW rating.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Corporate activities

Strategic investment from Hebei Iron & Steel Group Co., Ltd (“Hebei”)

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62.3 million, less cash transaction costs of $1.4 million. These transaction costs include a financial advisory commission and legal and listing fees that were directly attributable to the issuance of common shares to Hebei.

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119.9 million (the “Initial Investment”) in exchange for a 25% interest in the Kami Project. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220 million.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of proceeds of the Initial Investment. Further, the Company has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3.0 million per month for each whole month until such approvals are obtained. As of November 7, 2013, management has determined that a payment under this arrangement is not probable, and no amount, therefore, has been provided for.

In connection with the closing of the Subscription Transaction, the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei (the “Finder”). On March 15, 2013, the Company sent notice terminating the Finder’s Fee agreement, in accordance with its terms.

On July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1.8 million, which was accrued as a general and administrative expense during the third quarter of 2012 and which will be paid to the Finder in installments. An initial payment of $0.2 million was made on July 31, 2013 and four installment payments of $0.4 million will be made every three months commencing November 30, 2013. All payments will also include an interest amount calculated at a rate of 1% per annum from April 30, 2013 until the date of payment. As part of the settlement, the Finder has released all claims to the off-take sales fee.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Image Air Charter Ltd (“Image Air”)

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Charter Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Charter Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms.

Debt Financing

On September 12, 2013, Alderon announced that it has signed an engagement letter (the “BNP Paribas Engagement Letter”) under which it has given BNP Paribas an exclusive mandate to act as lead arranger of up to a US$1 billion senior debt financing facility (the “Senior Debt Facility”) to complete the construction and start-up of the Kami Project. The BNP Paribas Engagement Letter sets forth the required steps, including agreement on final terms and conditions and requisite documentation for the Senior Debt Facility, completion of due diligence, and procurement of credit approvals, among other things. The BNP Paribas Engagement letter does not constitute a commitment to provide financing.

Alderon is pursuing a financing strategy for the Kami Project based on a combination of the Senior Debt Facility, other debt options, equipment financing, equity and off-take partner contributions. In order to provide flexibility and maximize its financing options, Alderon intends to pursue the Senior Debt Facility and its other debt options in parallel, and is targeting a total debt financing amount of US$1 billion. Alderon will in particular be evaluating an offering of senior secured notes in the capital markets to ensure that it obtains the total US$1 billion target.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Results of operations

Consolidated statements of comprehensive loss information

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$

Operating expenses
General and administrative expenses		3,095,471		14,482,195		11,718,508		23,249,407
Exploration and evaluation expenses		-		9,015,529		194,956		28,632,110
Environmental, aboriginal, government and community expenses		177,501		2,209,538		872,993		6,137,952
		3,272,972		25,707,262		12,786,457		58,019,469

Loss from operations		(3,272,972)		(25,707,262)		(12,786,457)		(58,019,469)

Finance income		477,055		88,597		1,255,860		261,252
Finance costs		-		(356,465)		-		(356,465)
Net finance income (costs)		477,055		(267,868)		1,255,860		(95,213)

Loss before income taxes		(2,795,917)		(25,975,130)		(11,530,597)		(58,114,682)
Income tax recovery		-		-		-		216,460

Net loss and comprehensive loss		(2,795,917)		(25,975,130)		(11,530,597)		(57,898,222)

Attributable to:
Owners of the parent		(2,250,753)		(25,975,130)		(10,315,341)		(57,898,222)
Non-controlling interest		(545,164)		-		(1,215,256)		-
		(2,795,917)		(25,975,130)		(11,530,597)		(57,898,222)
Net loss per share (note 13)
Basic and diluted		(0.02)		(0.24)		(0.08)		(0.56)
Weighted average number of shares outstanding (note 13)
Basic and diluted		130,144,167		109,934,881		130,144,167		102,619,011

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

General and administrative expenses

Comparative quarterly general and administrative expenses, by nature of expenditure, are summarized below:

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$

Legal, professional and consulting costs		980,533		11,113,306		4,901,482		12,502,485
Salaries, wages and benefits		825,472		693,875		2,201,557		1,687,911
Share-based compensation		447,208		1,827,688		1,865,760		6,035,393
Travel costs		286,624		204,022		888,436		770,375
Investor relation costs		126,112		145,635		716,850		941,686
Rent and facilities		162,271		56,907		414,382		212,728
Other costs		267,251		440,762		730,041		1,098,829
		3,095,471		14,482,195		11,718,508		23,249,407

During the three-month period ended September 30, 2013, our general and administrative expenses decreased by approximately $11.4 million, as compared to the same period in 2012.

The most significant reason for the decrease is due to transaction costs having been incurred in connection with the closing of the strategic investment with Hebei in September 2012, as discussed above. Specifically, we expensed $4.1 million in financial advisory costs, $4.9 million in finder’s fees and $0.8 million in other professional costs (such as legal and tax advisory fees) in relation to this transaction for the three-month period ended September 30, 2012, as compared to the same period in 2013. In addition, share-based compensation costs were significantly lower ($1.4 million), which in turn is due to the lower degree of vesting associated with stock options granted in prior periods.

It is our expectation that, excluding the impact of share-based compensation costs, which in turn depend on a number of unknown or currently inestimable factors, including the number of options that will be granted in future periods and any changes to parameters or judgments applied to the option pricing model used to calculate the underlying fair value of awards, total general and administrative expenses will remain at similar levels for the remainder of year, as compared to the year ended December 31, 2012.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Exploration and evaluation expenses

Our accounting policy on exploration and evaluation expenditures is to expense these costs as they are incurred, until such time as the technical feasibility and commercial viability of the extraction of mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized. The Company started to capitalize costs that are directly attributable to the Kami Project as of February 1, 2013, which broadly coincides with the release of the Feasibility Study. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the condensed interim consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses.

Comparative quarterly exploration and evaluation expenses, by nature of expenditure, are summarized below:

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$

Engineering study costs		-		8,202,260		133,704		14,532,441
Share-based compensation		-		114,026		39,912		791,980
Drilling costs		-		346,365		-		10,797,463
Geophysical costs		-		-		-		778,352
Geological costs		-		45,713		-		781,467
Metallurgy costs		-		172,760		-		642,280
Other costs		-		134,405		21,340		308,127
		-		9,015,529		194,956		28,632,110

As noted above, we began capitalizing all costs that are directly attributable to the Kami Project as of February 1, 2013. As such, ongoing evaluation and other development activities, which, prior to February 1, 2013, had been expensed in our consolidated statement of comprehensive loss, are recorded as additions to mineral properties in our consolidated statement of financial position. Details of capitalized development expenditures are provided in the consolidated statement of financial position information discussion below.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Quarterly consolidated results of operations information

As shown below, our loss from operations for the three-month period ended September 30, 2013 amounted to approximately $3.3 million, as compared to approximately $25.7 million for the three-month period ended September 30, 2012. The quarter-over-quarter decrease is largely attributable to a significant net decrease in exploration and evaluation expenses and in environmental, aboriginal, government and community expenses, for which the related expenditures are being capitalized to mineral properties as of February 1, 2013, as discussed above. In addition, there has been a significant decrease in general and administrative expenses, as discussed above.

The net operating expenditure decreases discussed above largely explain the reduction in net loss and comprehensive loss, which decreased to approximately $2.8 million for the three-month period ended September 30, 2013 from approximately $26.0 million for the three-month period ended September 30, 2012.

Selected quarterly consolidated results of operations information include the following:

	Quarters ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	$	$	$	$
Loss from operations	(3,272,972)	(2,738,072)	(6,775,413)	(13,759,453)
Net loss and comprehensive loss	(2,795,917)	(2,186,716)	(6,547,964)	(13,582,893)
Net loss per share
Basic and diluted	(0.02)	(0.01)	(0.05)	(0.10)

	Quarters ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	$	$	$	$
Loss from operations	(25,707,262)	(16,218,281)	(16,093,926)	(15,628,202)
Net loss and comprehensive loss	(25,975,130)	(16,203,835)	(15,719,257)	(14,438,945)
Net loss per share
Basic and diluted	(0.24)	(0.16)	(0.16)	(0.17)

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends. The variations in reported quarterly information, in both our loss from operations and net loss and comprehensive loss are explained predominantly by the overall and progressive ramping up of exploration and evaluation activities, and subsequently by the movement of the Kami Project into the development stage, at which time further project-specific expenditures are capitalized. The quarterly increases in our operating loss and net loss also have been impacted by the progressive increase in general and administrative expenses that have been incurred as we continued to expand our corporate activities and personnel to support both our operations and our public company obligations more generally. As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share.

Consolidated statement of financial position information

	As of September 30,	As of December 31,
	2013	2012
	$	$
Cash and cash equivalents	113,071,295	34,312,316
Restricted cash equivalents	-	10,232,508
Receivables and other current assets	3,732,106	3,449,756
Mineral properties	120,234,393	88,668,710
Long-term advance	20,465,016	10,232,508
Property, plant and equipment	2,510,747	445,483
Total assets	260,013,557	147,341,281

Total liabilities	8,884,367	6,850,346
Equity attributable to owners of the parent	193,873,641	140,490,935
Non-controlling interest	57,255,549	-
Total liabilities and equity	260,013,557	147,341,281

Cash and cash equivalents

As noted below, cash and cash equivalents increased by $78.8 million, due largely to the completion of the $119.9 million investment in The Kami LP by Hebei which was required to maintain its 25% interest in The Kami LP, partially offset by the cash used in operating activities, as discussed below.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Mineral properties

	As of January 1, 2013		Additions during the period		As of September 30, 2013
	$		$		$
Acquisition cost		88,668,710		-		88,668,710
Development costs		-		31,244,180		31,244,180
Share-based compensation costs capitalized		-		310,892		310,892
Depreciation capitalized		-		10,611		10,611
		88,668,710		31,565,683		120,234,393

As discussed above, Alderon has started to capitalize development costs incurred in relation to the Kami Project as of February 1, 2013. Typical expenditures reflected in this category include, but are not limited to engineering and planning services, employee salaries and benefits of the Company’s project staff, as well as other consulting and professional service fees that are directly attributable to the Kami Project.

During the nine-month period ended September 30, 2013, capitalized development costs totaled $31.6 million. These costs reflect services provided by WorleyParsons and Stantec, who provided detailed engineering and other efforts related to the Kami Project, and by Nalcor, who provided services in connection with the aforementioned Stage III engineering and assessment related to the supply of electrical power to the Kami Project. Also included in the additions to mineral properties were salaries, wages, consultancy expenses and share-based compensation costs incurred during the period that are directly attributable to the Kami Project.

Development costs will continue to increase significantly throughout 2013 as we continue the Kami Project’s post-feasibility transition.

Long-term advance

As discussed above, the long-term advance relates to the Buy-in Payment per the Port Agreement. The Buy-in Payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second was paid on June 28, 2013 using the Company’s previously restricted cash equivalents.

Property, plant and equipment

The increase in property, plant and equipment relates primarily to the Company’s advance of $1,806,702 to a supplier for AG milling and ball milling systems, as discussed above.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Liabilities

Liabilities, comprised of trade accounts payable, accrued development and other costs, increased by $2.0 million since December 31, 2012. This increase is primarily due to the increase in accrued development costs ($4.3 million), as well as the remaining provision of $1.6 million for the Finder’s Fee, discussed above. These increases are slightly offset by the decreases in accrued evaluation and exploration costs ($1.7 million), accrued salaries and benefits ($1.2 million), and accrued legal and professional expenses ($0.6 million).

Non-controlling interest

Non-controlling interest represents Hebei’s 25% interest in the equity of the Company’s less than wholly owned subsidiary, The Kami LP, and is classified as a separate component of equity. On initial recognition, non-controlling interest, which represents Hebei’s $119.9 million contribution into The Kami LP, was measured at fair value. Subsequent adjustments have been made to the carrying amount of non-controlling interest for Hebei’s share of changes to the subsidiary’s equity, which in turn represent 25% of The Kami LP’s net loss for the period during which Hebei has been a limited partner. Additionally, the carrying amount of non-controlling interest has been adjusted to reflect the re-allocation of The Kami LP’s remaining net assets not attributable to the parent. This re-allocation, which has been credited to Alderon’s deficit, totaled $61.5 million.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Liquidity and capital resources

Consolidated statements of cash flows information

As of September 30, 2013, the Company had cash and cash equivalents of approximately $113.1 million, as compared to approximately $34.3 million as of December 31, 2012, and a working capital surplus of approximately $107.9 million, as compared to approximately $41.1 million as of December 31, 2012.

Changes in cash and cash equivalents during each of the three-month periods ended September 30, 2013 and 2012 were most notably impacted by operating expenditures, as discussed above, and by net cash proceeds received in connection with financing activities, as summarized below.

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013		2012
	$		$		$		$
Net cash used in operating activities		(3,792,043)		(28,576,450)		(22,992,694)		(57,368,320)
Net cash used in investing activities		(19,319,059)		(12,996,431)		(18,174,620)		(13,166,328)

Cash flows from financing activities:
Proceeds received following the issuance of units of The Kami LP to Hebei		-		-		119,926,293		-
Net proceeds from private placement issuances of common shares		-		70,081,017		-		107,418,488
Proceeds from the exercise of warrants and stock options		-		150,000		-		1,344,762
Net cash provided by financing activities		-		70,231,017		119,926,293		108,763,250

Net change in cash and cash equivalents		(23,111,102)		(28,658,136)		78,758,979		38,228,602

Cash and cash equivalents at the beginning of the period		136,182,397		17,330,399		34,312,316		7,759,933

Cash and cash equivalents at the end of the period		113,071,295		17,330,399		113,071,295		45,988,535

Cash used in operating activities represents our net loss, long-term advance to the Port, and excludes the impact of any non-cash transactions, such as the recording of share-based compensation costs (which amounted to approximately $0.5 million and approximately $2.1 million during the three-month periods ended September 30, 2013 and 2012, respectively). Additionally, net cash used in operating activities reflects any changes in components of working capital, such as receivables and payables, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund our evaluation and development initiatives and other expenses.

Cash used in investing activities primarily represents cash development costs that have been capitalized and advances made to a supplier of equipment, as discussed above. These costs are directly attributable and give rise to future economic benefits for the Kami Project.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

$97.9 million of cash is held by The Kami LP which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to the parent company (Alderon Iron Ore Corp.) Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations; however, Alderon will need to obtain additional financing at the parent company level in the future. See below under the headings, “Financial instruments and risk management – Liquidity risk” and “Risk factors”.

Outlook for 2013

We will continue, throughout the balance of 2013, the detailed engineering, planning, procurement and design work in preparation for the construction of the Kami Project, which we anticipate will commence in full following the project’s release from both Provincial and Federal Environmental Assessment (“EA”) and arrangement of the Senior Debt Facility. Early site works will commence immediately following release from EA and issuance of construction specific permits and full scale construction will commence once debt financing facility is established. No site work is anticipated prior to our release from the EA, with the exception of additional geotechnical drilling in support of detailed engineering and design. Following commencement of full-scale construction, we currently estimate 25 months for completion, including pre-operational verifications, hot commissioning and handover to mine operations team.

We will continue discussions with local municipalities, various aboriginal groups and other stakeholders and conclude relevant agreements. In the coming months we will continue to advance procurement for schedule-critical equipment and place orders for major plant equipment and service contracts.

Also during the remainder of 2013, we will continue to advance discussions around remaining key infrastructure requirements for the Kami Property, with the aim of concluding a formal power purchase agreement and progressing railway transportation agreements towards conclusion. Additionally, we will continue to pursue initiatives to secure a second off-take partner for the remaining annual iron ore concentrate not reserved by Hebei.

In addition to the proceeds received from Hebei in connection with the latter’s purchase of a 25% project equity interest, the Company will rely upon existing cash and cash equivalents to cover general and project-specific operating costs through year-end. Further, we will continue to evaluate and pursue any financing initiatives that we deem appropriate in order to ensure longer-term funding of the Kami Project and of our operations more generally. As discussed above, the overall project funding likely will take the form of a combination of debt and equity instruments (including additional proceeds following the finalization of additional off-take arrangements, regarding which discussions are ongoing).

Outstanding share data

As of November 7, 2013, there were 130,144,167 common shares issued and outstanding and 15,127,500 stock options outstanding.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Related party transactions

A related party is any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of our key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013 2012
	$		$		$		$
Share-based compensation		405,357		1,305,364		1,739,732		4,740,351
Short-term benefits*		868,554		457,258		2,472,703		1,380,668
Incentive compensation other than share-based compensation		278,310		1,718,126		807,845		2,052,501
		1,552,221		3,480,748		5,020,280		8,173,520

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Ottenheimer Baker Barristers & Solicitors (“Ottenheimer”): A Director of the Company is a partner at Ottenheimer, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

Liberty Metals & Mining Holdings, LLC (“Liberty”): Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. During the three months ended September 30, 2012, Liberty provided the Company with bridge financing

HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei Iron & Steel Group Co. Ltd (“Hebei”), a significant shareholder of the Company. HBIS provides certain management services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Three months ended September 30,				Nine months ended September 30,
	2013		2012		2013 2012
	$		$		$		$
Cassels		194,301		1,891,749		1,434,849		1,955,807
King & Bay		411,436		310,841		1,101,979		1,651,857
HBIS		90,671		-		90,671		-
Ottenheimer		-		16,075		11,315		18,717
Liberty		-		349,017		-		349,017
Image Air Charter Ltd. (“Image Air”)*		-		119,123		-		439,064
Forbes & Manhattan Inc.*		-		120,000		-		360,000
		696,408		2,806,805		2,638,814		4,774,462

*These entities are no longer related parties in 2013.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Commitments and contingencies

In connection with Hebei’s contribution of the Initial Investment, the Company has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3.0 million per month for each whole month until such approvals are obtained. As of August 8, 2013, management has determined that a payment under this arrangement is not probable, and no amount, therefore, has been provided for.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

The Company had committed to the Finder’s Fee and an off-take sales fee to the Finder. However, as discussed above, on July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1.8 million which will be paid in installments, and as part of the settlement, the Finder has released all claims to the off-take sales fee.

As discussed above, as part of Alderon’s strategy to source the long-lead mining and processing equipment in sufficient time to adhere to the Kami Project’s schedule, the Company has negotiated a contract with a supplier in relation to the purchase of AG milling and ball milling systems, which are due for delivery during the fourth quarter of 2014. As at September 30, 2013, payments of US$15,622,000 remain to be made on the equipment, of which US$1,738,000 is due before December 31, 2013 and US$13,884,000 in 2014. In the event that this contract is cancelled, the Company will be subject to cancellation charges based on an actual incurred basis.

Other than the commitments and contractual obligations discussed above, the Company has the following known commitments as at September 30, 2013:

			Payments due in:
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	$		$		$		$		$
Operating lease obligations		1,477,385		617,900		853,785		5,700		-

Off-balance sheet arrangements

As of September 30, 2013, we did not have any off-balance sheet arrangements.

Significant accounting policies and critical estimates and judgments

Significant accounting policies

A complete summary of our significant accounting policies is provided in note 2 to our consolidated financial statements as of and for the years ended December 31, 2012 and 2011. New standards, and amendments to standards and interpretations, that are effective for the first time for interim periods beginning on or after January 1, 2013 are provided in note 2 to our condensed interim consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2013 and 2012.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Critical estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. We review, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, we caution that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

We consider the following areas to be those where critical accounting policies affect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances.

Carrying value and recoverability of mineral properties

The carrying amount of Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves.  Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of warrants and stock options

Determining the fair value of warrants and stock options requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of equity.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of our ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. We assess whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that our assessment of the ability to utilize future tax deductions changes, we would be required to recognize more or fewer deferred tax assets, and income tax provisions or recoveries in future periods could be affected. The Company has not recognized any deferred income tax assets as of November 7, 2013.

Capital disclosures

Our objective in managing capital, consisting of equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital and capital expenditures.

We regularly monitor our capital structure and make adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. Our Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which we currently have an interest are in the development stage, and we do not generate any revenue. Accordingly, we are dependent upon sources of external financing to fund the Kami Project and its other costs. While we endeavour to minimize dilution to our shareholders, we have in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

Our policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, we have provided confirmation to Hebei with respect to the expenditure of the Initial Investment proceeds.

Financial instruments and risk management

Our financial instruments are comprised of cash and cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties.

The carrying values of our cash and cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

We are exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed above, our capital management objectives include working to ensure that we have sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful or expected capital-raising activities prior to September 30, 2013, as discussed above.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Our receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, our cash and cash equivalents are held in deposit at high-credit quality Canadian financial institutions. As a result, we consider the risk of non-performance related to accounts receivable and cash and cash equivalents to be minimal.

Risk factors

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. A comprehensive list of risk factors relating to our business is provided under the heading, “Risk factors”, in the Company’s Annual Information Form for the year ended December 31, 2012, which is available on SEDAR, at www.sedar.com. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines.  Any adverse development affecting the Kami Property will have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

The successful start of mining operations at, and the development of, the Kami Project into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Project, including, without limitation: optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoid potential increases in costs; negotiating contracts for the supply of power, railway transportation, port loading and handling and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that we will be able to successfully complete these activities, since most of these activities require significant lead times, and we will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Project and would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Project at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

We are dependent on the services of key executives, including our Executive Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of our activities may have a material adverse effect on our business or future operations.

We also anticipate that, as we bring the Kami Project into production and, where appropriate, acquire additional mineral rights, we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management and technical personnel and to increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on our business, financial position, results of operations and cash flows.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Alderon currently relies on a single customer for 60% of its expected iron ore concentrate production.

Alderon currently relies on one significant customer that represents 60% of the Alderon expected output of 8 Mt of iron ore concentrate annually once the commencement of commercial production occurs. Alderon has entered into the Off-Take Agreement with Hebei, a related party who owns 25% of The Kami LP and 19.9% of the Company’s common shares. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Kami Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Kami Property.

As a result of reliance on this single customer for the majority of Alderon’s iron ore production, Alderon could be subject to adverse consequences if this customer breaches its purchase commitments. In addition, there is no assurance that Alderon will secure a customer for the remaining 40% of its expected iron ore concentrate production.

Titles and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful challenge to the precise area and location of these claims could result in our being unable to operate on all or part of the Kami Property as permitted or being unable to enforce our rights with respect to all or part of the Kami Property.

Alderon needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Project, we will need to negotiate and conclude various agreements with external service and utility providers for rail transportation, power and port loading and handling, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Project unviable.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of our exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Alderon will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon.

Alderon currently has limited financial resources and no cash flow from production. Further development of the Kami Project depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. Alderon entered into the BNP Paribas Engagement Letter with respect to the Senior Debt Facility but the BNP Paribas Engagement Letter does not constitute a commitment to underwrite, provide or secure financing, which remains subject to due diligence, the preparation of offering documents and completion of other definitive documentation, credit and other approvals, and market and other conditions. There can be no assurance that the anticipated Senior Debt Facility or other financing will be completed on terms acceptable to Alderon or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) vending of interests in the Kami Project. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. We expect to continue to incur losses unless and until such time as the Kami Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond our control. There can be no assurance that Alderon will ever achieve profitability.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine-month period ended September 30, 2013

Our securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in our share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of our common shares will be affected by such volatility.

Internal control over financial reporting

During the three-month period ended September 30, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information

Additional information relating to the Company, including the Company’s AIF for the year ended December 31, 2012 is available on SEDAR at www.sedar.com.

Approval

The Board of Directors of Alderon Iron Ore Corp. has approved the information and disclosures contained in this MD&A.